April 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 6, 2013
File No. 001-14173

Dear Mr. Thompson:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to certain telephone conversations over the past few days between Scott Stringer, Staff Accountant, and our counsel at Holland & Knight LLP.

My understanding is that, to assist the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its evaluation of the response of MarineMax dated April 4, 2014, the Staff asked that MarineMax provide certain additional information. Specifically, the Staff asked that MarineMax provide cost of sales and gross profit calculations for its products and services under two alternatives: (1) with brokerage reflected in the “Products and Rentals” line item and (2) with brokerage reflected in the “Service” line item. These calculations are presented below.

The below table reflects brokerage in the “Products and Rentals” line items.

	2011	2012	2013
Revenue:
Products and Rentals	438,508	479,791	537,045
Service	42,386	44,665	47,452

Total Revenue	480,894	524,456	584,497

Cost of Sales:
Products and Rentals	344,423	374,213	416,488
Service	16,977	16,960	17,156

Total Cost of Sales	361,400	391,173	433,644

Gross Profit:
Products and Rentals	94,085	105,578	120,557
Service	25,409	27,705	30,296

Total Gross Profit	119,494	133,283	150,853

Securities and Exchange Commission

April 28, 2014

The below table reflects brokerage in the “Service” line items.

	2011	2012	2013
Revenue:
Products and Rentals	425,951	467,488	523,230
Service	54,943	56,968	61,267

Total Revenue	480,894	524,456	584,497

Cost of Sales:
Products and Rentals	344,423	374,213	416,488
Service	16,977	16,960	17,156

Total Cost of Sales	361,400	391,173	433,644

Gross Profit:
Products and Rentals	81,528	93,275	106,742
Service	37,966	40,008	44,111

Total Gross Profit	119,494	133,283	150,853

Finally, as the Staff considers this information, MarineMax believes it is worth noting that as its industry recovers and boat sales rise (trends MarineMax believes are consistent with recent facts), MarineMax believes the services revenue of MarineMax over the next few years will very likely be less than 10% of its total revenue regardless of how brokerage is classified.

*        *        *

MarineMax acknowledges the following:

•	MarineMax is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MarineMax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MarineMax believes that the foregoing responds fully to Mr. Stringer’s verbal requests. Please let us know if you have any questions about our responses.

Securities and Exchange Commission

April 28, 2014

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

cc:	William H. McGill, Jr., Chief Executive Officer, MarineMax, Inc.
Paulee Day, General Counsel, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Steven W. McMullen, Partner, KPMG LLP